Exhibit 99.45

Abaxx Provides Corporate Update and Quarterly Development Activities

TORONTO, February 22, 2023 -- Abaxx Technologies Inc. (NEO:ABXX)(OTCQX:ABXXF) (“Abaxx” or the “Company”), a financial software and market infrastructure company, majority shareholder of the Abaxx Commodity Exchange (ACX) and Clearinghouse, and producer of the SmarterMarkets™ Podcast summarizes development activities over the past quarter and the general progress of the Company’s business plans.

Abaxx also announces a Special Meeting of Shareholders on April 14th, 2023, in preparation for a secondary US listing application for the common shares of the Company, subject to regulatory approvals and the satisfaction of applicable listing requirements.

Highlights:

●	The Company’s subsidiary Abaxx Exchange Pte Ltd (“Abaxx Exchange”) submitted three physical-delivery LNG futures contracts for regulatory review as announced on January 22, 2023; Carbon Futures Contract status is progressing while first Battery Metal contract advanced to a third and final phase of product development and draft revision in collaboration with leading metals market participants

●	Deployed trading and clearing software platforms ahead of commencement of external testing of operational and risk systems

●	Commenced a strategic partner financing process for a non-brokered equity financing in the Company’s subsidiary Abaxx Singapore Pte. Ltd. (“Abaxx Singapore”), the parent company of Abaxx Exchange and Abaxx Clearing Pte. Ltd. (“Abaxx Clearing”)

●	Engaged multiple institutions to lead a reserve capital financing with the goals of incentivizing exchange ecosystem participation with minority ownership, and to meet regulatory licensing capital requirements prior to the launch of the exchange

●	Advanced preparations for a secondary U.S. listing application to coincide with exchange launch preparations, subject to all regulatory requirements

The Company plans to host an investor call and presentation after the filing of audited annual financial statements and prior to the April 14th, 2023, Special Meeting of Shareholders, to be announced separately.

Dear Shareholders,

The Company continues to make significant progress toward the launch of Abaxx Exchange and Clearinghouse in Singapore. Over the coming weeks the Company is expected to complete a 100-day sprint across key remaining development milestones, an internal-readiness program as disclosed in the Company’s November 2022 update. Our teams maintained significant velocity through the sprint and remain on track across all platform deployment and testing milestones for systems readiness, as well as final hiring for operational readiness.

As we complete the development of the exchange and clearinghouse and prepare the launch of our markets (subject to final regulatory approvals), the Company has initiated a strategic equity financing process with market ecosystem partners at the Abaxx Singapore subsidiary level. Potential strategic lead-investors and additional commercial participants seeking minority equity ownership in the exchange ahead of launch have been identified. We are engaged with multiple institutions and working toward acceptable terms and timelines in preparation for a formal equity offering in Abaxx Singapore. The potential equity placement is described by the Company as “reserve capital” that will remain in separated accounts of Abaxx subsidiaries to meet minimum regulatory capital requirements and future Abaxx Clearing risk-waterfall needs.

The Company also progressed in several aspects of preparation for a secondary listing application of Company shares on a US stock exchange, including DTC eligibility, US supplementary regulatory filings, preparing a potential change of Transfer Agent, and calling for a Meeting of Shareholders to vote on a three-for-one share Consolidation to meet a minimum U.S. Dollar share price listing threshold.

Abaxx Exchange and Clearing Developments

In January and February of this year, Abaxx Exchange and Abaxx Clearing exhibited their trading and clearing platform functionalities to regulators. In recent weeks, both subsidiaries advanced their initial rounds of enterprise hardening (preparing software for final user acceptance testing and participant use) and are progressing ongoing reviews across risk processes and technology systems to meet regulatory requirements.

As we complete our internal readiness plan, we continue to work with our core Clearing Members, regulators, and key software solution providers to ensure a successful launch. Abaxx is currently planning launch-preparation workshops with general Clearing Members to be held in March. The launch version of our platform is designed to accelerate our path to go-live by including those features necessary to begin trading futures, with additional features scoped as updates to follow launch. At launch, participants operating through approved Abaxx Clearing Members will have access to:

●	Abaxx Exchange: A trading platform for cleared derivatives contracts across the commodity spectrum with a focus on markets critical to the energy transition (LNG, carbon emission offsets and battery metals). Market access for order and trade entry through dynamic and secure APIs will allow market participants to submit block trades through our proprietary GUI and orders to our central limit order book through widely used third-party ISVs.

●	Abaxx Clearing: A clearing, settlement, risk management, and post-trade services solution that offers clearing firms all the required tools to clear physically settled futures with capabilities to automate processes. The solution is scalable, offering faster time-to-market for new, more specialized products that address the emerging needs of market participants as they develop.

●	Abaxx Infrastructure: A cloud-native architecture supporting scalable, high-availability microservices through a globally available mesh network with geographically distributed endpoints, designed to reduce latency and ensure equitable access to the platform.

●	Abaxx Verifier and ID++: Verifier is Abaxx Technologies’ proprietary identity and access management app and credential wallet that enables passwordless authentication via biometrics or self-created secret PIN. Member Firms will have the option to use next generation digital identities supported by ID++ or their existing compatible digital identity provider to issue verifiable credentials to users, creating a secure, ﬂexible mechanism for user access that bridges the present and future of digital identity and data access.

After launch, we plan to introduce capabilities around Exchange for Related Positions and bilateral trade, including integrations with our suite of console apps and an expanded role for ID++. With our unique approach to digital identity, credentials, and signatures through ID++, we are building the foundation to scale analytics and data offerings that leverage the competitive asymmetry of the Abaxx Exchange ecosystem.

Abaxx Corporate Update

Abaxx will hold a Special Meeting of Shareholders on April 14, 2023, regarding a proposed share consolidation (the “Consolidation”) in connection with a U.S. listing application. The Company proposes a Consolidation of its outstanding common share capital on the basis of one (1) post-Consolidation share for every three (3) pre-Consolidation shares. The Consolidation is being undertaken in preparation for a potential listing of the common shares of the Company on a U.S. based exchange.

Readers are cautioned that while the Company is in the application process for a U.S. listing, completion of the U.S. listing is subject to the satisfaction of applicable regulatory and listing requirements. There can be no assurance that the U.S. listing will be completed, and in the event such listing is completed it is contemplated that the common shares of the Company would continue to trade in Canada on the NEO Exchange.

SmarterMarkets™ Featured at Select Upcoming Industry Events

Our podcast, SmarterMarkets™, closed out the year in the top 1% of podcasts globally and saw an increase of 35% in listenership over year-ending 2021. The SmarterMarkets™ platform continues to be a key commercial engagement and thought leadership tool for the Abaxx group of companies, and we look to continue to grow the podcast organically through 2023 by leveraging a new program of media partnerships.

SmarterMarkets™ will be an official media partner to the 22nd annual Wall Street Green Summit in New York City this March. Podcast host and Abaxx Chief Economist, David Greely, will be joining the summit’s ‘Attaining Carbon Neutrality’ session on Monday, March 13th. Further, Greely has been invited to join the Financial Times at their upcoming Commodities Global Summit in Lausanne. David will be participating in a panel discussion moderated by Natural Resources Editor, Leslie Hook, exploring the role of the energy transition and digital tools in solving for volatility in key commodity markets.

One year after the release of ‘Demystifying the Carbon Markets’, the podcast returns to the rapidly evolving carbon landscape, connecting with global experts to examine the requisite relationships between policy, corporate action, technology and capital markets to equitably and effectively reduce global emissions and curb human and organizational climate risk. Series guests include Former Science Editor BBC, David Shukman, BloombergNEF’s Nat Bullard and Svenja Telle of Base Carbon.

Join us for new releases Saturdays at 10:00am. EST or download episodes anytime at www.smartermarkets.media.

About Abaxx Technologies

Abaxx is a development stage financial software and market infrastructure company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Inc. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and smartermarkets.media.

Media and investor inquiries:

Abaxx Technologies Inc.

Investor Relations Team

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain "forward-looking statements" which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reﬂect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any particular time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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